Filed Pursuant to Rule 424(b)(3)
Commission File No. 333-102166

PROSPECTUS

1999 Dividend Reinvestment and Share Purchase Plan

ProLogis previously established the 1999 Dividend Reinvestment and Share Purchase Plan. This prospectus amends and restates the plan.

The ProLogis Dividend Reinvestment and Share Purchase Plan is designed to promote long-term investing in ProLogis common shares. Current shareholders can conveniently and economically purchase ProLogis common shares of beneficial interest by reinvesting all or a portion of their cash distributions and submitting optional cash payments. In addition, persons who are not already shareholders of ProLogis can purchase their first common shares through the plan. The plan will be administered by an agent, Computershare Trust Company, N.A., or any successor bank or trust company as may from time to time be designated by ProLogis.

At ProLogis’ discretion, the agent will purchase common shares in one of the following manners:

•	directly from ProLogis;

•	in the open market; or

•	in negotiated transactions with third parties.

ProLogis common shares purchased directly from ProLogis under the plan may be priced at a discount from market prices at the time of the investment, as described in Question 16 under “Description of the Plan.”

ProLogis common shares are listed on the New York Stock Exchange under the symbol “PLD.”

These securities have not been approved or disapproved by the Securities and Exchange Commission or any State Securities Commission nor has the Securities and Exchange Commission or any State Securities Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 4, 2007

PROLOGIS

We are a real estate investment trust that operates a global network of real estate properties, primarily industrial distribution properties. Our business strategy is designed to achieve long-term sustainable growth in cash flow and sustain a high level of return for our shareholders. We manage our business by utilizing the ProLogis Operating System®, an organizational structure and service delivery system that we built around our customers. When combined with our international network of distribution properties, the ProLogis Operating System enables us to meet our customers’ distribution space needs on a global basis. We believe that by integrating international scope and expertise with a strong local presence in our markets, we have become an attractive choice for our targeted customer base, the largest global users of distribution space.

We are organized under Maryland law and have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. Our world headquarters are located in Denver, Colorado. Our European headquarters are located in the Grand Duchy of Luxembourg with our European customer service headquarters located in Amsterdam, the Netherlands. Our regional offices in Asia are located in Tokyo, Japan and Shanghai, China. Our common shares were first listed on the New York Stock Exchange in March 1994 and now trade under the ticker symbol “PLD”. Our Series F cumulative redeemable preferred shares of beneficial interest and Series G cumulative redeemable preferred shares of beneficial interest, are listed on the New York Stock Exchange under the symbols “PLD-PRF” and “PLD-PRG”, respectively.

DESCRIPTION OF THE PLAN

The following questions and answers describe the plan.

Purposes and advantages

1.	What is the purpose of the plan?

The purpose of the plan is to provide current shareholders and interested investors with a convenient and economical method to invest in common shares of ProLogis and to build their investment over time.

2.	How may shareholders purchase common shares under the plan?

Shareholders may purchase common shares under the plan by:

(1) having cash distributions on some or all of their common shares (up to a maximum of 300,000 common shares) automatically reinvested in additional common shares; or

(2) making optional cash payments of not less than $200 per payment nor more than $10,000 per month.

The minimum and maximum dollar amounts for optional cash payments may be changed at any time at ProLogis’ sole discretion.

3.	What are the advantages and disadvantages of participation in the plan?

The advantages of participation in the plan include:

•	full investment of distributions and optional cash payments because participants are not required to pay brokerage commissions, except with respect to common shares purchased in the open market with optional cash payments, or other expenses, except with respect to initial cash payments, in connection with the purchase of common shares under the plan;

•	the plan permits fractional common shares as well as whole common shares to be purchased;

•	common shares purchased directly from ProLogis under the plan may be purchased at a discount from market prices at the time of the investment, as described in Question 16;

•	distributions on all whole and fractional dividend reinvestment plan shares are automatically reinvested in additional common shares;

•	participants avoid the necessity for safekeeping certificates representing the common shares purchased pursuant to the plan;

•	certificates for underlying common shares may be deposited for safekeeping in order to protect against loss, theft or destruction of those certificates as described in Question 23; and

•	statements provide participants with a record of each transaction.

The plan, however, has some disadvantages as compared to purchases of common shares through brokers or otherwise. They include the following:

•	no interest is paid by ProLogis or the agent on any distributions or optional cash payments held pending investment;

•	the agent, not the participant, determines the timing of investments, as described in Question 15, and, as a result, the purchase price for the common shares may vary from that which would otherwise have been obtained by directing a purchase through a broker or in a negotiated transaction;

•	the actual number of shares acquired by the participant will not be known until after the common shares are purchased by the agent, as described in Question 17;

•	optional cash payments of less than the minimum amount will be returned to the participant without interest, as will the portion of any optional cash payment which exceeds the maximum monthly amount;

•	participants can not be assured of the availability or the amount of the discount as it may range between 0% and 2% at ProLogis’ sole discretion, as described in Question 16;

•	any discount from market prices at the time of the investment on common shares purchased under the plan, as described in Question 16, may create additional taxable income to the participant, as described under “Federal Income Tax Considerations Relating to the Plan”; and

•	commissions paid by ProLogis in connection with the reinvestment of distributions, if the common shares are purchased in the open market, will be taxable income to the participant, as described under “Federal Income Tax Considerations Relating to the Plan.”

Eligibility and participation

4.	Who is eligible to become a participant?

Any person who has reached the age of majority in his or her state of residence, whether he, she or it (in the case of an entity) is currently a shareholder of ProLogis, is eligible to participate in the plan.

Persons who are citizens or residents of a country other than the United States, its territories and possessions and are interested in becoming participants in the plan should make certain that their participation would not violate local laws governing such things as taxes, currency and exchange controls, share registration, foreign investments and related matters.

5.	How does an eligible person become a participant?

After reading this prospectus, an eligible person may become a participant in the plan by following the appropriate procedures set forth below.

Registered Holder:

A registered holder (a shareholder whose common shares are registered on the share transfer books of ProLogis in his, her or its name) may elect to become a participant in the plan at any time, subject to ProLogis’ right to modify, suspend, terminate or refuse participation in the plan. In order to become a participant, a registered holder can enroll online at www.computershare.com, over the telephone at (800) 956-3378 or through the mail by completing a shareholder enrollment form and returning it to the agent at Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078.

If the shares are registered in more than one name (e.g., joint tenants, trustees, etc.) all registered holders of such shares must sign the shareholder enrollment form exactly as their names appear on the account registration. Shareholder enrollment forms can be obtained by contacting the agent.

Beneficial Owner:

A beneficial owner (a shareholder whose common shares are registered in a name other than the name of such person; for example, in the name of a broker, bank or other nominee) may elect to become a participant in the plan only after instructing his, her or its financial intermediary to re-register all or a portion of the shares into his, her or its own name. Any costs associated with that re-registration will be borne solely by the beneficial owner. Once such shares have been re-registered, the shareholder can follow the instructions listed above for a registered holder in order to become a participant in the plan.

Alternatively, beneficial owners may enroll in the plan in the same manner as someone who is not currently a shareholder as described below.

Only shares registered on the share transfer books of ProLogis in a shareholder’s name (not that of a bank, broker or other nominee) are eligible for participation. Distributions on common shares that remain registered in a name other than that of the shareholder will not be reinvested under the plan.

Interested Investors who do not currently own ProLogis common shares:

A person who is not already a shareholder of ProLogis may purchase common shares under the plan in either of the following ways:

(1) Going to www.computershare.com and following the instructions provided for opening an account online. The investor will be asked to complete an online enrollment form and to submit an initial investment of not less than $200 nor more than $10,000. To make an initial investment, the person may

•	authorize a one-time deduction from his, her or its U.S. bank account or

•	establish an automatic monthly investment from a qualified financial institution, as described in Question 10.

(2) Submitting a completed initial enrollment form to the agent along with his, her or its initial investment of not less than $200 nor more than $10,000. To make an initial investment, the person may

•	enclose a check payable in U.S. dollars, drawn against a U.S. bank and made payable to “Computershare — ProLogis” or

•	authorize an automatic monthly deduction from a qualified financial institution by completing the direct debit authorization form enclosed with the initial enrollment form and enclosing a voided blank check (if a checking account) or deposit slip (if a savings account), as described in Question 10.

Interested investors choosing to make their initial investment through the automatic monthly investment feature should note that automatic monthly deductions will continue indefinitely, beyond the initial investment, until the agent is notified to discontinue such deductions. In addition, the minimum and maximum dollar amounts for initial investments may be changed at any time at ProLogis’ sole discretion.

For an initial investment, investors should include an additional $10.00 for the initial enrollment fee.

6.	What do the shareholder enrollment and initial enrollment forms provide?

The shareholder enrollment and initial enrollment forms authorize the agent to apply all or a portion of the distributions received for an account registered on the share transfer books of ProLogis in a shareholder’s name to the purchase of additional common shares. Shareholders may choose their desired level of participation by selecting one of the three distribution reinvestment elections offered under the plan. Prior to selecting an election, however, shareholders should note the following share types and how they function under the distribution reinvestment portion of the plan.

(a) CERTIFICATE SHARES:  Shares held by the shareholder in certificate form. Participants can choose to reinvest or receive distributions on these shares.

(b) BOOK SHARES:  Shares held electronically by the agent. Like certificate shares, participants can choose to reinvest or receive distributions on these shares.

(c) DIVIDEND REINVESTMENT PLAN SHARES:  Shares purchased under the plan or deposited into the plan through its safekeeping feature. Like book shares, dividend reinvestment plan shares are held electronically by the agent; however, distributions on all dividend reinvestment plan shares will automatically be reinvested.

As outlined in the shareholder enrollment and initial enrollment forms, the plan offers the following distribution reinvestment elections:

•	FULL DISTRIBUTION REINVESTMENT: Under this election, cash distributions on all common shares held in certificate and book form and distributions on all dividend reinvestment plan shares (up to an aggregate total of 300,000 certificate, book and dividend reinvestment plan shares) will automatically be reinvested to purchase additional common shares. Participants enrolled in this investment election may also make optional cash payments of not less than $200 per payment, nor more than an aggregate maximum monthly amount of $10,000.

•	PARTIAL DISTRIBUTION REINVESTMENT: Under this election, cash distributions on a specified number of shares will be paid to the participant by check or direct deposit. The specified number of shares must be less than the combined total of the participant’s certificate and book shares. Cash distributions on the remaining common shares held in certificate and book form and distributions on all dividend reinvestment plan shares (up to an aggregate total of 300,000 certificate, book and dividend reinvestment plan shares) will automatically be reinvested to purchase additional common shares. Participants enrolled in this investment election may also make optional cash payments of not less than $200 per payment, nor more than an aggregate maximum monthly amount of $10,000.

•	CASH DISTRIBUTION: Under this election, cash distributions on all common shares held in certificate and book form will be paid to the participant by check or direct deposit. Distributions on all dividend reinvestment plan shares (up to a total of 300,000 dividend reinvestment plan shares) will automatically be reinvested to purchase additional common shares. Participants enrolled in this investment election may also make optional cash payments of not less than $200 per payment, nor more than an aggregate maximum monthly amount of $10,000.

Regardless of which method of participation is selected, distributions paid on all whole and/or fractional dividend reinvestment plan shares will be reinvested automatically.

A participant may change his, her or its distribution election online at www.computershare.com, over the telephone at (800) 956-3378 or through the mail by completing a new shareholder enrollment form and returning it to the address provided in Question 18. Any election or change of election concerning the reinvestment of distributions must be received by the agent prior to the established record date for a particular distribution payment in order for the election or change in election to become effective with that distribution. If the request is received on or after the record date established for a particular distribution payment, the election or change in election may not be effective until the following distribution payment. A trading day is a day on which the New York Stock Exchange is open for business. A distribution record date normally precedes the payment of distributions by approximately two weeks. A schedule of the anticipated distribution record and payment dates is set forth in Exhibit A, subject to change at ProLogis’ discretion. For future periods not covered in Exhibit A, ProLogis will provide participants a schedule of the relevant record and payment dates.

If a participant signs and returns a shareholder enrollment or initial enrollment form without checking a desired option, or checks the partial distribution reinvestment election without specifying a number of shares, the participant will be deemed to have selected the full distribution reinvestment option.

Reinvestment of distributions

7.	What limitations apply to the reinvestment of distributions?

For each distribution payment, a participant can reinvest cash distributions on any number of common shares up to a maximum of 300,000 certificate, book and dividend reinvestment plan shares. This limit is subject to change at any time at ProLogis’ sole discretion. For purposes of applying this limitation, all plan accounts considered to be under the common control or management of a participant may be aggregated. Distributions on any common shares for an account (or combination of accounts considered to be under common control or management) in excess of the 300,000 common share participation limitation will not be reinvested; instead such distributions will be paid to the participant by check or direct deposit. In addition, participants may not acquire more than 9.8% of the number or value of the outstanding common shares and preferred shares of beneficial interest of ProLogis, as described in Question 38.

8.	When will distributions be reinvested?

Purchases of common shares directly from ProLogis using cash distributions will be made on the relevant distribution payment date. Newly issued shares will be credited to participants’ accounts as of such date. Purchases in the open market using cash distributions will begin on the relevant distribution payment date and will be completed no later than 30 days after such date, except where completion at a later date is necessary or advisable under any applicable securities laws or regulations. Shares purchased in the open market will be credited to participants’ accounts after the transaction settles. Settlement usually occurs three business days after the purchase is completed.

Participants should note that distributions are paid as and when declared by ProLogis’ Board of Trustees. There can be no assurance as to the declaration or payment of a distribution and nothing contained in the plan obligates ProLogis to declare or pay any distribution on the common shares. The plan does not represent a guarantee of future distributions.

Optional cash payments

9.	Who may make optional cash payments?

Any eligible person, as described in Question 4, may make optional cash payments, whether or not the person is already a shareholder, subject to ProLogis’ right to modify, suspend, terminate or refuse participation in the plan. Investors may make optional cash payments regardless of which method of participation they have elected.

10.	How does the optional cash payment option work?

Interested investors may make their first optional cash payment (i.e., their initial investment) concurrently with establishing a plan account by following the procedures provided in Question 5. Once enrolled in the plan, any participant may purchase additional common shares by sending optional cash payments to the agent at any time. The amount of each optional cash payment may vary but the total of all optional cash payments may not exceed $10,000 per month, as described in

Question 12. For purposes of applying this limitation, all plan accounts considered to be under the common control or management of a participant may be aggregated. A participant may make optional cash payments in the following ways:

(1) Accessing his, her or its plan account online at www.computershare.com and authorizing a one-time optional cash investment for a minimum of $200 from his, her or its U.S. bank account.

(2) Remitting a check to the agent for a minimum investment amount of $200. All checks should be accompanied by a cash investment form (or the shareholder enrollment form, if submitted at the time of enrollment) and mailed to the address indicated on the form. A cash investment form is attached to each plan statement. All checks must be payable to “Computershare — ProLogis,” payable in U.S. funds and drawn against U.S. banks. Checks drawn against non-U.S. banks or not payable in U.S. funds will be returned to the participant without interest as will any cash or third-party checks.

(3) Establishing an automatic monthly investment for a minimum of $200. By electing this option, a participant is authorizing the agent to automatically withdraw a designated dollar amount every month from his, her or its bank account at a qualified financial institution. Participants may establish an automatic monthly investment online at www.computershare.com or by completing an automatic monthly investment form and returning it to the agent at the address provided in Question 18. The automatic monthly investment form (or the initial purchase form, if a new investor) should be accompanied by a voided blank check (for a checking account) or deposit slip (for a savings account) for bank account and routing number verification. Automatic monthly investment forms may be obtained by contacting the agent. Participants should allow 4 to 6 weeks for the first investment to be initiated. Once established, funds will be deducted from the participant’s designated bank account on the 6th day of each month. If the 6th day of any month is not a business day, funds will be deducted the following business day. Participants may change their automatic monthly investment information or terminate their automatic monthly deduction by contacting the agent as described above. In order for any change in the amount of funds withdrawn or for any termination to be effective for a particular month, the agent should receive notification at least 7 business days prior to the debit date. Changes in bank information (routing and account number), however, may require 4 to 6 weeks to take effect.

All optional cash payments must be payable in U.S. dollars and drawn against a U.S. bank. Do not send cash, traveler’s checks, money orders or third-party checks. In the event that any deposit is returned unpaid for any reason, the agent will consider the request for investment of such money null and void and will immediately remove from the participant’s account shares, if any, purchased upon the prior credit of such money. The agent will thereupon be entitled to sell these shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amount, the agent shall be entitled to sell such additional shares from the participant’s account to satisfy the uncollected balance. In addition, a $25.00 returned funds fee will be charged for any deposit returned unpaid.

Plan participants should note that ProLogis reserves the right to terminate any account or deny any request for investment if ProLogis believes the investor is making excessive optional cash payments through multiple shareholder accounts, is engaging in arbitrage activities such as “flipping” or is otherwise engaging in activities under the plan in a manner which is not in the best interest of

ProLogis or which may cause the participant to be treated as an underwriter under the federal securities laws. For purposes of terminating any account or denying any request for investment, all plan accounts considered to be under the common control or management of a participant may be aggregated. Persons who acquire common shares through the plan and resell them shortly after acquiring them, including coverage of short positions, under some circumstances, may be participating in a distribution of securities which would require compliance with Regulation M under the Securities Exchange Act of 1934, and may be considered to be underwriters within the meaning of the Securities Act of 1933. ProLogis will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant in the plan, nor will ProLogis enter into any agreement with any such person regarding that person’s purchase of those shares or any resale or distribution thereof.

Participants have no obligation to make any optional cash payments.

11.	When will optional cash payments received by the agent be invested?

In the case of optional cash payments , ProLogis has set two investment dates for each month. The investment dates typically occur on or around the 15th and last business day of each month; however, the investment dates have been adjusted in distribution paying months so optional cash payments may be commingled with the distribution funds and invested on the distribution payment date. Expected investment dates are outlined in Exhibit A and are subject to change at ProLogis’ discretion. For future investment dates, ProLogis will provide participants a schedule of the relevant investment dates.

Optional cash payments received by the agent will be invested according to the following procedures:

•	Online investments

If a participant authorizes a one-time investment online at www.computershare.com, the estimated debit date and investment date are provided on the confirmation page at the conclusion of the online purchase process. Participants should review this information carefully prior to confirming an online purchase request.

•	Check investments

If a participant submits a check to purchase additional common shares, the agent will apply the optional cash payment to the purchase of common shares on the next investment date provided the agent receives the check at least two business days prior to the investment date. Any optional cash payment received less than two business days prior to the next investment date will be held by the agent and will be applied to the purchase of shares on the following investment date.

•	Automatic monthly investments

If a participant has authorized automatic monthly investments from his, her or its U.S. bank account, the agent will invest the funds received on the first investment date of each month.

Common shares to be purchased by the agent directly from ProLogis will be purchased on the applicable investment date. Accordingly, the entire investment will be made on the applicable investment date and newly issued shares will be credited to participants’ accounts as of such date.

Common Shares to be purchased by the agent on the open market or in negotiated transactions with third parties will begin on the applicable investment date and will be completed no later than 30 days after that date, except where completion at a later date is necessary or advisable under any applicable securities laws or regulations. Shares purchased on the open market will be credited to participants’ accounts after the transaction settles. Settlement usually occurs three business days after the purchase is completed.

12.	What limitations apply to optional cash payments?

Optional cash payments are subject to a minimum of $200 per payment and a maximum of $10,000 per month. For purposes of applying the maximum monthly amount, all optional cash payments, including initial investments, will be aggregated. In addition, all plan accounts considered to be under the common control or management of a participant will be combined. ProLogis reserves the right to terminate any account that ProLogis considers to be making excessive optional cash payments through multiple shareholder accounts. The minimum and maximum amounts for optional cash payments may be changed at any time at ProLogis’ sole discretion.

Optional cash payments of less than the minimum amount and the portion of any optional cash payment that exceeds the maximum monthly amount will be returned to the participant by check, without interest, as soon as practicable. Participants may make optional cash payments of up to the aggregate maximum monthly amount without the prior approval of ProLogis, subject to ProLogis’ right to modify, suspend, terminate or refuse participation in the plan at its sole discretion.

13.	May optional cash payments be returned to a participant?

Uninvested optional cash payments will be returned to the participant without interest upon his, her or its written request provided the request is received by the agent at least five business days prior to the applicable investment date.

Purchases

14.	What is the source of common shares purchased under the plan?

At ProLogis’ option, the agent may purchase common shares for the plan directly from ProLogis out of its authorized but unissued common shares, in the open market or in negotiated transactions with third parties. Initially, ProLogis anticipates that the agent will purchase common shares for the plan directly from ProLogis, but this may change from time to time at ProLogis’ election.

15.	When will common shares be purchased for a participant’s account?

As previously indicated, purchases of common shares directly from ProLogis will be made on the relevant distribution payment date or on the relevant investment date. Purchases in the open market will begin on the relevant distribution payment date or on the relevant investment date and will be completed no later than 30 days after that date, except where completion at a later date is necessary or advisable under any applicable securities laws or regulations. The exact timing of open market purchases, including determining the number of common shares, if any, to be purchased on any day or at any time on that day, the prices paid for those common shares, the markets on which the purchases are made and the persons, including brokers and dealers, from or through which the purchases are made, will be determined by the agent or the broker selected by it for that purpose.

Neither ProLogis nor the agent will be liable when conditions, including compliance with the rules and regulations of the Securities and Exchange Commission, prevent the purchase of common shares or interfere with the timing of the purchases. The agent may purchase common shares in advance of a distribution payment date or investment date for settlement on or after that date.

Notwithstanding the above, funds will be returned to participants if not used to purchase common shares within 30 days of the investment date for optional cash payments or within 30 days of the distribution payment date for distribution reinvestments.

In making purchases for a participant’s account, the agent may commingle the participant’s funds with those of other participants in the plan.

16.	What is the purchase price of common shares purchased by participants under the plan?

Common shares purchased directly from ProLogis may be priced at a discount from the market price at the time of the investment. Information on any applicable discounts may be found on ProLogis’ website at http://ir.prologis.com under the Dividend Reinvestment & Direct Purchase Plan section. There are two types of discounts that may be available to participants:

•	Distribution reinvestment discount

Common shares purchased directly from ProLogis under the plan in connection with the reinvestment of distributions may be purchased at a discount ranging from 0% to 2%. Therefore, the purchase price will be equal to the average of the high and low sale prices of the common shares as reported in the New York Stock Exchange Composite Transactions list on the distribution payment date, less the distribution reinvestment discount as determined by ProLogis at its sole discretion.

•	Optional cash payment discount

Common shares purchased directly from ProLogis under the plan in connection with optional cash payments may be purchased at a discount ranging from 0% to 2%. Therefore, the purchase price will be equal to the average of the high and low sale prices of the common shares as reported in the New York Stock Exchange Composite Transactions list on the relevant investment date, less the optional cash payment discount as determined by ProLogis at its sole discretion.

Setting a discount for a distribution payment date, an investment date or an investment period will not affect the setting of a discount for any subsequent distribution payment dates, investment dates or investment periods.

In the event that common shares are purchased in the open market or in negotiated transactions with third parties, the purchase price will be:

•	Distribution reinvestment

The weighted average cost for all common shares purchased under the plan on the relevant distribution payment date (and any subsequent trading days needed to complete the purchase order).

•	Optional Cash Payments

The weighted average cost less brokerage commissions (currently $0.05 per share, subject to change), for all common shares purchased under the plan on the relevant investment date (and any subsequent trading days needed to complete the purchase order).

Common shares will not be purchased on the open market or in negotiated transactions with third parties with cash payments.

Participants will not be able to instruct the agent to purchase shares at a specific time or at a specific price or through a specific broker.

17.	How many common shares will be purchased for a participant?

The number of common shares to be purchased for a participant’s account as of any distribution payment date or investment date will be equal to the total dollar amount to be invested for the participant divided by the applicable purchase price, as described in Question 16. For new investors, the total dollar amount to be invested will be equal to the amount submitted less the $10.00 initial enrollment fee as described in Question 5.

The amount to be invested for a participant with reinvested cash distributions will be reduced by any amount ProLogis is required to deduct for U.S. federal tax withholding purposes.

Plan administration

18.	Who administers the plan?

Computershare Trust Company, N.A., as agent for participants, administers the plan, keeps records, sends statements of account to participants and performs other duties relating to the plan. All costs of administering the plan are paid by ProLogis, except as provided in this prospectus.

The following address may be used to contact the plan agent: Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078 or call toll free (800) 956-3378. Participants should be sure to include a reference to ProLogis in any correspondence.

Participants may also obtain information about their accounts and perform a variety of transactions online at www.computershare.com. To access their accounts, participants will need ProLogis’ New York Stock Exchange symbol, PLD, their account number, which can be found on their distribution check or statement, and their password. If a participant does not know or has not received his, her or its password, a new one can be requested online or over the telephone.

19.	What reports are sent to participants in the plan?

After an investment is made for a participant’s plan account, whether by reinvestment of distributions or investment of optional cash payments, the participant will be sent a plan statement which will provide a record of the costs of the common shares purchased for that account, the purchase date, the number of common shares purchased and the number of common shares in that account. These statements should be retained for income tax purposes as there may be a fee incurred if the agent must supply an additional account history. Each plan statement will include a tear off coupon which can be completed and returned to the agent when submitting an optional cash payment, depositing certificates for safekeeping, requesting the sale of shares, requesting a stock certificate or terminating a plan account. In addition, each participant will be sent the same information sent to every holder of common shares, including but not limited to ProLogis’ notice of annual meeting and proxy statement and income tax information for reporting distributions received and proceeds derived from the sale of any dividend reinvestment plan shares.

All reports and notices from the agent to a participant will be addressed to the participant’s last known address. Participants should notify the agent promptly of any change in address.

20.	What are the responsibilities of ProLogis and the agent under the plan?

ProLogis and the agent, in administering the plan, are not liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability:

(1) with respect to the prices and times at which common shares are purchased or sold for a participant;

(2) with respect to any fluctuation in market value before or after any purchase or sale of common shares; or

(3) arising out of any failure to terminate a participant’s account upon that participant’s death or adjudicated incompetence prior to receipt by the agent of notice in writing of the death or adjudicated incompetence.

Neither ProLogis nor the agent can provide any assurance of a profit or protect a participant from a loss on common shares purchased under the plan. These limitations of liability do not affect any liabilities arising under the federal securities laws, including the Securities Act of 1933.

The agent may resign as administrator of the plan at any time, in which case ProLogis will appoint a successor administrator. In addition, ProLogis may replace the agent with a successor administrator at any time.

Common share certificates

21.	Are certificates issued to participants for common shares purchased under the plan?

Normally, stock certificates for shares purchased under the plan will not be issued. Instead, such shares will be held electronically by the agent on behalf of the participant as dividend reinvestment plan shares. The agent will send each participant a plan statement reporting the number of shares (including fractional shares) credited to his, her or its account as promptly as practicable after each purchase.

In order to request a certificate, participants may access their accounts online at www.computershare.com, call the agent at (800) 956-3378 or complete and return the transaction form attached to each plan statement. The agent will issue a certificate for any number of whole common shares within 5 business days of receipt of a participant’s request. Any remaining whole and fractional common shares will continue to be held as dividend reinvestment plan shares by the agent. Certificates for fractional common shares will not be issued under any circumstances. There is no fee for this service.

22.	What happens to the reinvestment of distributions when a participant requests a certificate for a portion of his, her or its dividend reinvestment plan shares?

Cash distributions paid on all dividend reinvestment plan shares are automatically reinvested. When a participant requests a certificate for a portion of his, her or its dividend reinvestment plan shares and the issued shares remain registered in the participant’s name, the reinvestment of distributions is effected in the following manner:

(a) If the participant is enrolled in full distribution reinvestment, distributions paid on the issued shares will continue to be reinvested under the plan in the same manner as prior to the request;

(b) If the participant is enrolled in partial distribution reinvestment, distributions paid on the issued shares may or may not continue to be reinvested depending on the number of common shares specified for payment; or

(c) If a participant is enrolled in cash distribution, distributions paid on the issued shares will no longer be reinvested under the plan; instead, such distributions will be sent to the participant by check or direct deposit.

23.	May common shares held in certificate form be deposited in a participant’s plan account?

Yes, regardless of which investment option is selected, certificates registered in the participant’s name may be surrendered to the agent for deposit into the participant’s plan account, free of charge. All distributions on any common shares evidenced by certificates deposited in accordance with the plan will automatically be reinvested. Since the participant bears the risk of loss in transit, certificates should be sent to Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078 by registered or certified mail, with return receipt requested, or some other form of traceable mail, and properly insured. Participants should include a letter of instruction with the certificates. The transaction form attached to each plan statement may be used for this purpose. Participants should not endorse the certificates.

Termination

24.	May a participant terminate participation in the plan?

Yes, a participant may terminate his, her or its participation in the plan at any time. Participants can make such a request online at www.computershare.com, over the telephone at (800) 956-3378 or in writing by completing the transaction form attached to each plan statement and returning it to the address provided in Question 18.

25.	What happens when a participant terminates his, her or its plan account?

As soon as practicable after notice of termination is received, the agent will move all whole shares from the plan to non-plan book shares or send a certificate, as directed by the participant. If no direction is received, the agent will move the whole shares to non-plan book shares. Additionally the agent will send a check representing the then current market value of any fraction of a dividend reinvestment plan share. After an account is terminated, all distributions will be paid to the shareholder unless the shareholder re-elects to participate in the plan.

Alternatively, a participant may terminate his, her or its plan account by requesting the agent to sell all dividend reinvestment plan shares, both whole and fractional, or to issue a certificate for a certain number of dividend reinvestment plan shares and to sell the remaining shares. The agent will remit to the participant the proceeds of any sale of common shares, less a service fee and any related trading fees, transfer taxes or other fees incurred by the agent allocable to the sale of those common shares. See “Sale of common shares.”

In order to ensure termination for a particular distribution payment, the agent must receive a participant’s request prior to the to the distribution record date.

In addition, pending optional cash payments may affect the termination of a plan account. Therefore, participants, if applicable, should expressly request the return of any optional cash payment prior to submitting a request for termination. Optional cash payments will be refunded if a written request to return the cash payment is received by the agent at least 5 trading days prior to the relevant investment date.

Participants should note that the agent is authorized to terminate any account that contains less than five full common shares of ProLogis. The agent will terminate the account by selling the shares and fraction of a share and mailing a check to the participant for the proceeds of the sale, less any related trading fees, transfer taxes or other fees incurred by the agent allocable to the sale of those common shares.

26.	When may a former participant re-elect to participate in the plan?

Generally, any former participant may re-elect to participate in the plan at any time. However, the agent reserves the right to reject any shareholder authorization or initial purchase form on the grounds of excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expense and to encourage use of the plan as a long-term investment service.

Sale of common shares

27.	May a participant request that common shares held in a plan account be sold?

Yes, a participant may request that all or any number of dividend reinvestment plan shares held by the agent be sold.

Within 5 business days after receipt of a participant’s request to sell dividend reinvestment plan shares, the agent will place a sell order through a broker or dealer designated by the agent. If the dollar value of the sale is expected to be $25,000 or less, participants can request to sell shares online at www.computershare.com or over the telephone at (800) 956-3378. If the dollar value of the sale is expected to be greater than $25,000, participants must submit their sale request in writing to the address provided in Question 18. Participants must also submit a written request to sell shares if they have changed their address within 30 days of the sale request.

The participant will receive the proceeds of the sale, less a service fee and any trading fees, transfer taxes or other fees incurred by the agent allocable to the sale of those common shares. No participant will have the authority or power to direct the date or price at which common shares may be sold. The sale price will equal the weighted average price for all shares sold by the agent on the day of the sale less brokerage commissions, currently $0.12 per share, subject to change. Proceeds of the sale, less a $15.00 service fee and applicable transfer taxes, will be forwarded by the agent to the participant within 10 business days after receipt of the participant’s request to sell.

28.	What happens when a participant sells or transfers all of his, her or its certificate and book shares?

If a participant disposes of all his, her or its certificate and book shares, the agent will continue to reinvest the distributions on his, her or its dividend reinvestment plan shares and the participant may continue to make optional cash payments, unless the participant notifies the agent that he, she or it wishes to terminate his, her or its participation in the plan.

In the event that a participant disposes of his, her or its whole common shares and only a fractional common share remains in the participant’s account, the agent is authorized to terminate the account as provided in Question 25.

Other information

29.	May common shares held in the plan be pledged?

Book shares held in the plan may not be pledged and any such purported pledge will be void. A participant who wishes to pledge book shares must request that a certificate for those book shares first be issued in the participant’s name.

30.  What happens if ProLogis authorizes a share distribution or splits its shares?

If there is a distribution payable in common shares or a common share split, the agent will receive and credit to the participant’s plan account the applicable number of whole and/or fractional common shares based on the number of dividend reinvestment plan shares.

31.  What happens if ProLogis has a rights offering?

If ProLogis has a rights offering in which separately tradable and exercisable rights are issued to registered holders of common shares, the rights attributable to whole common shares held in a participant’s plan account will be transferred to the plan participant as promptly as practicable after the rights are issued.

32.  How are the participant’s common shares voted at shareholder meetings?

Common shares held for a participant in the plan will be voted at shareholder meetings only as that participant directs. Participants will receive proxy materials from ProLogis. Common shares held in a participant’s plan account may also be voted in person at the meeting.

33.  May the plan be suspended or terminated?

While ProLogis expects to continue the plan indefinitely, ProLogis may suspend or terminate the plan at any time. ProLogis also reserves the right to modify, suspend, terminate or refuse participation in the plan to any person, at any time as described in this prospectus. In addition, ProLogis may modify, suspend, terminate or refuse participation in the plan to any person at any time, if participation, or any increase in the number of common shares held by that person, would, in the opinion of the Board of Trustees of ProLogis, jeopardize the status of ProLogis as a real estate investment trust under the Internal Revenue Code of 1986.

34.  May the plan be amended?

The plan may be amended or supplemented by ProLogis at any time. Any amendment or supplement will only be effective upon notice at least 30 days prior to the effective date thereof. Notice is not required when an amendment or supplement is necessary or appropriate to comply with the rules or policies of the Securities and Exchange Commission, the Internal Revenue Service or other regulatory authority or law, or when an amendment or supplement does not materially affect the rights of participants. The amendment or supplement will be deemed to be accepted by a participant unless prior to the effective date thereof, the agent receives notice of the termination of a participant’s plan account. Any amendment may include an appointment by the agent or by ProLogis of a successor bank or agent, in which event ProLogis is authorized to pay that successor bank or agent for the account of the participant all distributions and distributions payable on common shares held by the participant for application by that successor bank or agent as provided in the plan.

35.  What happens if the plan is terminated?

If the plan is terminated, whole shares will continue to be held by the agent in book form or distributed to each participant in certificate form at the discretion of ProLogis. Fractional shares will be sold based on the price of the actual trade for the shares and a check representing the value of the fraction of a share will be issued to each applicable participant. A check representing any uninvested distributions or optional cash payments held in the account will also be issued.

36.  Who interprets and regulates the plan?

ProLogis is authorized to issue interpretations, adopt regulations and take such action as it may deem reasonably necessary to effectuate the plan. Any action to effectuate the plan taken by ProLogis or the agent in good faith exercise of its judgment will be binding on participants.

37.  What law governs the plan?

The terms and conditions of the plan and its operation will be governed by the laws of the State of Maryland.

38.	How does the ownership limit set forth in ProLogis’ declaration of trust affect purchases of common shares under the plan?

Subject to the exceptions specified in ProLogis’ declaration of trust, no shareholder may own, or be deemed to own, more than 9.8% of the number or value of ProLogis’ outstanding common shares and preferred shares of beneficial interest. To the extent any reinvestment of distributions elected by a shareholder or investment of an optional cash payment would cause any shareholder, or any other person, to exceed the ownership limit or otherwise violate ProLogis’ declaration of trust, the reinvestment or investment, as the case may be, will be void ab initio, and the shareholder will be entitled to receive cash distributions or a refund of his, her or its optional cash payment, each without interest, in lieu of the reinvestment or investment.

Individual retirement accounts

39.  May a participant open an individual retirement account with the agent?

Yes. The agent offers an individual retirement account (“IRA”) that invests in ProLogis’ common shares through the plan. After receiving a copy of this prospectus and the agent’s IRA trust agreement and disclosure statement, a participant may open an individual retirement account by completing and signing an IRA enrollment form and returning it to the agent with an initial contribution. The minimum initial contribution for the IRA program is $200. Enrollment forms and trust agreement and disclosure statements are available upon request from the agent.

Some of the options and services generally available to plan participants may not be applicable to the IRA program. Please refer to the IRA trust agreement and disclosure statement for individual retirement account program details.

The three individual retirement account options are:

•	Traditional Individual Retirement Account

•	Roth Individual Retirement Account

•	Coverdell Education Savings Account (formerly known as Education IRA)

The agent has the right to charge reasonable fees for its individual retirement account services. Such fees are described in the IRA disclosure statement as in effect from time to time. To obtain more information about individual retirement accounts, participants may call the agent’s IRA department at (800) 472-7428.

Participation in the IRA constitutes a separate agreement between the participant and Computershare. Such agreement is administered by Computershare separate from its administration of the plan, as agent on behalf of ProLogis. ProLogis assumes no responsibility for the operation or administration of the individual retirement account program nor is ProLogis responsible for the contents of the trust agreement or disclosure statements. The trust agreement and disclosure statements do not constitute a part of this prospectus.

FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE PLAN

Participants are encouraged to consult their personal tax advisors with specific reference to their own tax situations and potential changes in the applicable law as to all U.S. federal, state, local, foreign and other tax matters in connection with the reinvestment of distributions and purchase of common shares under the plan, the participant’s tax basis and holding period for common shares acquired under the plan and the character, amount and tax treatment of any gain or loss realized on the disposition of common shares. The following is a brief summary of the material U.S. federal income tax considerations applicable to the plan, is for general information only, and is not tax advice.

Tax consequences of distribution reinvestment

In the case of common shares purchased by the agent from ProLogis, a participant will be treated for U.S. federal income tax purposes as having received a distribution equal to the fair market value, as of the investment date, of the common shares purchased with reinvested distributions. The discount, if any, will be treated as being part of the distribution received. The fair market value will equal the average of the high and low of the sale prices on the applicable distribution payment date as reported in the New York Stock Exchange Composite Transactions list.

With respect to common shares purchased by the agent in open market transactions or in negotiated transactions with third parties, the Internal Revenue Service has indicated in somewhat similar situations that the amount of distribution received by a participant would include the fair market value of the common shares purchased with reinvested distributions and a pro rata share of any brokerage commission or other related charges paid by ProLogis in connection with the agent’s purchase of the common shares on behalf of the participant. The plan currently provides that ProLogis will pay such brokerage commissions for the purchase of common shares with distributions in the open market or in negotiated transactions with third parties.

As in the case of non-reinvested cash distributions, the distributions described above will constitute taxable “distribution” income to participants to the extent of ProLogis’ current and accumulated earnings and profits allocable to the distributions and any excess distributions will constitute a return of capital which reduces the basis of a participant’s common shares or results in gain to the extent that excess distribution exceeds the participant’s tax basis in his, her or its common shares. In addition, if ProLogis designates part or all of its distributions as capital gains distributions, those designated amounts would be treated by a participant as long-term capital gains.

A participant’s tax basis in his, her or its common shares acquired under the plan will generally equal the total amount of distributions a participant is treated as receiving, as described above. A participant’s holding period in his, her or its common shares generally begins on the day following the date on which the common shares are credited to the participant’s plan account.

Tax consequences of optional cash payments

The Internal Revenue Service has indicated in somewhat similar situations that a participant who makes an optional cash purchase of common shares under the plan will be treated as having received a distribution equal to the excess, if any, of the fair market value on the investment date of the common shares over the amount of the optional cash payment made by the participant. The fair market value will equal the average of the high and low of the sale prices on the applicable investment date for optional cash payments as reported in the New York Stock Exchange Composite Transactions list.

Also, if the common shares are acquired by the agent in an open market transaction or in a negotiated transaction with third parties, then the Internal Revenue Service may assert that a participant will be treated as receiving a distribution equal to a pro rata share of any brokerage commission or other related charges paid by ProLogis on behalf of the participant. The plan currently provides that ProLogis will not pay such brokerage commissions for the purchase of common shares with optional cash payments in the open market or in negotiated transactions with third parties.

Any distributions which the participant is treated as receiving, including the discount, would be taxable income or gain or reduce the basis in common shares, or some combination thereof, under the rules described above.

In Private Letter Ruling 9837008, the Internal Revenue Service held that a shareholder who participated in both the dividend reinvestment and stock purchase aspects of a dividend reinvestment and cash option purchase plan offered by a real estate investment trust under the Internal Revenue

Code, pursuant to which stock could be acquired at a discount, would be treated in the case of a cash option purchase as having received at the time of the purchase a distribution from the real estate investment trust of the discount amount which was taxable to the shareholder in the manner described above, but a shareholder who participated solely in the cash purchase part of the plan would not be treated as having received a distribution of the discount amount and, therefore, would realize no income upon purchase attributable to the discount. In addition, the Internal Revenue Service held that a shareholder who participated solely in the dividend reinvestment part of the plan would be treated as having received the fair market value of the shares received plus any fee or commission that is paid by the company to acquire such shares. In Private Letter Ruling 200052031, the Internal Revenue Service held that even if the only dividends reinvested in stock by a shareholder who participated in the cash purchase part of the plan were dividends on the stock which the shareholder had purchased under the plan, the shareholder would be treated as receiving a distribution equal to the discount on the purchased shares which was taxable in the manner described above. Private letter rulings are not considered precedent by the Internal Revenue Service and no assurance can be given that the Internal Revenue Service would take this position with respect to other transactions, including those under the plan.

A participant’s tax basis in his, her or its common shares acquired through an optional cash purchase under the plan will generally equal the total amount of distributions a participant is treated as receiving, as described above, plus the amount of the optional cash payment. A participant’s holding period for common shares purchased under the plan generally will begin on the day following the date on which common shares are credited to the participant’s plan account.

In addition, all cash distributions paid with respect to all dividend reinvestment plan shares will be reinvested automatically. In that regard, see “Tax Consequences of Distribution Reinvestment” above.

Backup withholding and administrative expenses

In general, any distribution reinvested under the plan is not subject to U.S. federal income tax withholding. ProLogis or the agent may be required, however, to deduct as “backup withholding” (currently at a rate of 28%) of all distributions paid to any shareholder, regardless of whether those distributions are reinvested pursuant to the plan. Similarly, the agent may be required to deduct backup withholding from all proceeds of sales of common shares held in a plan account. A participant is subject to backup withholding if:

(1) the participant has failed to properly furnish ProLogis and the agent with his, her or its correct taxpayer identification number;

(2) the Internal Revenue Service notifies ProLogis or the agent that the identification number furnished by the participant is incorrect;

(3) the Internal Revenue Service notifies ProLogis or the agent that backup withholding should be commenced because the participant failed to report properly distributions paid to him, her or it; or

(4) when required to do so, the participant fails to certify, under penalties of perjury, that the participant is not subject to backup withholding.

Backup withholding amounts will be withheld from distributions before those distributions are reinvested under the plan. Therefore, distributions to be reinvested under the plan by participants who are subject to backup withholding will be reduced by the backup withholding amount. The withheld amounts constitute a credit on the participant’s income tax return.

Backup withholding will not apply, however, if the participant:

(1) furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on Internal Revenue Service Form W-9, or an appropriate substitute form;

(2) provides a certificate of foreign status on Internal Revenue Service Form W-8BEN, or an appropriate substitute form; or

(3) is otherwise exempt from backup withholding.

While the matter is not free from doubt, based on Private Letter Rulings 9837008 and 200052031, ProLogis intends to take the position that administrative expenses of the plan paid by ProLogis are not constructive distributions to participants.

Tax consequences of dispositions

A participant may recognize a gain or loss upon receipt of a cash payment for a fractional common share credited to a plan account or when the common shares held in an account are sold at the request of the participant. A gain or loss may also be recognized upon a participant’s disposition of common shares received from the plan. The amount of any such gain or loss will be the difference between the amount realized, generally the amount of cash received, for the whole or fractional common shares and the tax basis of those common shares. Generally, gain or loss recognized on the disposition of common shares acquired under the plan will be treated for U.S. federal income tax purposes as a capital gain or loss to the extent the holder of such shares has not held such shares as a dealer. The capital gain or loss will be taxed as long-term gain or loss if the participant’s holding period for the shares exceeds twelve months.

FEDERAL INCOME TAX CONSIDERATIONS
RELATING TO PROLOGIS’ TREATMENT AS A REIT

ProLogis intends to operate in a manner that permits it to satisfy the requirements for qualification and taxation as a real estate investment trust under the applicable provisions of the Internal Revenue Code. No assurance can be given, however, that such requirements will be met. The following is a description of (a) the U.S. federal income tax consequences to ProLogis and its shareholders of the treatment of ProLogis as a real estate investment trust and (b) the U.S. federal income tax consequences of the ownership and disposition of ProLogis’ shares. Since these provisions are highly technical and complex, each prospective purchaser the common shares is urged to consult his, her or its own tax advisor with respect to the U.S. federal, state, local, foreign and other tax consequences of the purchase, ownership and disposition of the common shares.

Based upon representations of ProLogis with respect to the facts as set forth and explained in the discussion below, in the opinion of Mayer, Brown, Rowe & Maw LLP, counsel to ProLogis, ProLogis has been organized and has operated in conformity with the requirements for qualification as a real estate investment trust beginning with its taxable year ended December 31, 2000 through and including its taxable year ended December 31, 2005, and its actual and proposed method of operation described in this prospectus and as represented by management will enable it to satisfy the requirements for qualification and taxation as a real estate investment trust commencing with its taxable year ending on December 31, 2006 and each year thereafter.

This opinion is based on representations made by ProLogis as to factual matters relating to ProLogis’ organization and its actual and intended or expected manner of operation. In addition, this opinion is based on the law existing and in effect on the date of this prospectus. ProLogis’ qualification and taxation as a real estate investment trust will depend upon ProLogis’ ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code discussed below. Mayer, Brown, Rowe & Maw LLP will not review compliance with these tests on a continuing basis. No assurance can be given that ProLogis will satisfy such tests on a continuing basis.

In brief, if the conditions imposed by the real estate investment trust provisions of the Internal Revenue Code are met, entities, such as ProLogis, that invest primarily in real estate and that otherwise would be treated for U.S. federal income tax purposes as corporations, are allowed a deduction for dividends paid to shareholders. This treatment substantially eliminates the “double taxation” at both the corporate and shareholder levels that generally results from the use of corporations. However, as discussed in greater detail below, entities, such as ProLogis, remain subject to tax in certain circumstances even if they qualify as a real estate investment trust.

If ProLogis fails to qualify as a real estate investment trust in any year, however, it will be subject to U.S. federal income taxation as if it were a domestic corporation, and its shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, ProLogis could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to its shareholders would be reduced or eliminated. In addition, ProLogis would not be obligated to make distributions to shareholders.

ProLogis elected real estate investment trust status effective beginning with its taxable year ended December 31, 1993, and the ProLogis board of trustees believes that ProLogis has operated and currently intends that ProLogis will operate in a manner that permits it to qualify as a real estate investment trust in each taxable year thereafter. There can be no assurance, however, that this expectation will be fulfilled, since qualification as a real estate investment trust depends on ProLogis continuing to satisfy numerous asset, income and distribution tests described below, which in turn will be dependent in part on ProLogis’ operating results.

The following summary is based on the Internal Revenue Code, its legislative history, administrative pronouncements, judicial decisions and Treasury regulations, subsequent changes to any of which may affect the tax consequences described in this prospectus, possibly on a retroactive basis. The following summary is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations, nor does it discuss all of the aspects of U.S. federal income taxation that may be relevant to a prospective shareholder in light of his, her or its particular circumstances or to various types of shareholders, including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, subject to special treatment under the U.S. federal income tax laws.

The following summary applies only to shareholders who hold the common shares as capital assets. For purposes of the following summary, a U.S. shareholder is a beneficial owner of common shares that for U.S. federal income tax purposes is: a citizen of the United States or an individual who is a resident of the United States, a corporation (or other entity treated as a corporation) created or organized under the laws of the United States or any political subdivision thereof, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if either it is eligible to elect and has validly elected to continue to be treated as a U.S. person under prior law or a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. A foreign shareholder is any shareholder that is not a U.S. shareholder. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds stock, the tax treatment of the shareholder will generally depend on the status of the partner or other owner and the activities of the partnership or other entity.

Taxation of ProLogis

General

In any year in which ProLogis qualifies as a real estate investment trust, in general it will not be subject to U.S. federal income tax on that portion of its real estate investment trust taxable income or capital gain that is distributed to shareholders. ProLogis may, however, be subject to U.S. federal income tax at normal corporate rates upon any taxable income or capital gain not distributed.

A real estate investment trust is permitted to designate in a notice mailed to shareholders within 60 days of the end of the taxable year, or in a notice mailed with its annual report for the taxable year, such amount of undistributed net long-term capital gains it received during the taxable year, which its shareholders are to include in their taxable income as long-term capital gains. Thus, if ProLogis made this designation, the shareholders of ProLogis would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by ProLogis and ProLogis would have to pay the tax on such gains within 30 days of the close of its taxable year. Each shareholder of ProLogis would be deemed to have paid such shareholder’s share of the tax paid by ProLogis on such gains, which tax would be credited or refunded to the shareholder. A shareholder would increase his, her or its tax basis in his, her or its ProLogis shares by the difference between the amount of income to the holder resulting from the designation less the holder’s credit or refund for the tax paid by ProLogis.

Notwithstanding its qualification as a real estate investment trust, ProLogis may also be subject to taxation in other circumstances. If ProLogis should fail to satisfy either the 75% or the 95% gross income test, as discussed below, and nonetheless maintains its qualification as a real estate investment trust because other requirements are met, it will be subject to a 100% tax on the greater of the amount by which ProLogis fails to satisfy either the 75% or the 95% gross income test, multiplied by a fraction intended to reflect ProLogis’ profitability. Furthermore, if ProLogis fails to satisfy the 5% asset test or the 10% vote and value test (and does not qualify for a de minimis safe harbor) or fails to satisfy the other asset tests, each of which are discussed below, and nonetheless maintains its qualification as a real estate investment trust because certain other requirements are met, ProLogis will be subject to a tax equal to the greater of $50,000 or an amount determined (pursuant to regulations prescribed by the Treasury) by multiplying the highest corporate tax rate by the net income generated by the assets that caused the failure for the period beginning on the first date of the failure to meet the tests and ending on the date (which must be within 6 months after the last day of the quarter in which the failure is identified) that ProLogis disposes of the assets or otherwise satisfies the tests. If ProLogis fails to satisfy one or more real estate investment trust requirements other than the 75% or the 95% gross income tests and other than the asset tests, but nonetheless maintains its qualification as a real estate investment trust because certain other requirements are met, ProLogis will be subject to a penalty of $50,000 for each such failure. ProLogis will also be subject to a tax of 100% on net income from any “prohibited transaction,” as described below, and if ProLogis has net income from the sale or other disposition of “foreclosure property,” which is held primarily for sale to customers in the ordinary course of business or other nonqualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate. ProLogis will also be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest that would be reapportioned under Internal Revenue Code Section 482 to one of its “taxable REIT subsidiaries” in order to more clearly reflect income of the taxable REIT subsidiary. A taxable REIT subsidiary is any corporation for which a joint election has been made by a real estate investment trust and such corporation to treat such corporation as a taxable REIT subsidiary with respect to such real estate investment trust. See “— Other Tax Considerations — Investments in taxable REIT subsidiaries.” In addition, if ProLogis should fail to distribute during each calendar year at least the sum of:

(1) 85% of its real estate investment trust ordinary income for such year;

(2) 95% of its real estate investment trust capital gain net income for such year, other than capital gains ProLogis elects to retain and pay tax on as described below; and

(3) any undistributed taxable income from prior years,

ProLogis would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. To the extent that ProLogis elects to retain and pay income tax on its long-term capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax. ProLogis may also be subject to the corporate “alternative minimum tax,” as well as tax in various situations and on some types of transactions not presently contemplated. ProLogis will use the calendar year both for U.S. federal income tax purposes and for financial reporting purposes.

In order to qualify as a real estate investment trust, ProLogis must meet, among others, the following requirements:

Share ownership test

ProLogis’ shares must be held by a minimum of 100 persons for at least 335 days in each taxable year or a proportional number of days in any short taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of the ProLogis shares may be owned, directly or indirectly and by applying constructive ownership rules, by five or fewer individuals, which for this purpose includes some tax-exempt entities. Any stock held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. If ProLogis complies with the Treasury regulations for ascertaining its actual ownership and did not know, or exercising reasonable diligence would not have reason to know, that more than 50% in value of its outstanding shares was held, actually or constructively, by five or fewer individuals, then it will be treated as meeting such requirement.

In order to ensure compliance with the 50% test, ProLogis has placed restrictions on the transfer of the shares of its stock to prevent additional concentration of ownership. Moreover, to evidence compliance with these requirements under Treasury regulations, ProLogis must maintain records which disclose the actual ownership of its outstanding shares of stock and such regulations impose penalties against ProLogis for failing to do so. In fulfilling its obligations to maintain records, ProLogis must and will demand written statements each year from the record holders of designated percentages of shares of its stock disclosing the actual owners of such shares as prescribed by Treasury regulations. A list of those persons failing or refusing to comply with such demand must be maintained as a part of ProLogis’ records. A shareholder failing or refusing to comply with ProLogis’ written demand must submit with his, her or its tax returns a similar statement disclosing the actual ownership of shares of ProLogis’ stock and other information. In addition, ProLogis’ declaration of trust provides restrictions regarding the transfer of shares that are intended to assist ProLogis in continuing to satisfy the share ownership requirements. ProLogis intends to enforce the percentage limitations on ownership of shares of its stock to assure that its qualification as a real estate investment trust will not be compromised.

Asset tests

At the close of each quarter of ProLogis’ taxable year, ProLogis must satisfy tests relating to the nature of its assets determined in accordance with generally accepted accounting principles. Where ProLogis invests in a partnership or limited liability company taxed as a partnership or disregarded entity, ProLogis will be deemed to own a proportionate share of the partnership’s or limited liability company’s assets. In addition, when ProLogis owns 100% of a corporation that is not a taxable REIT subsidiary, it will be deemed to own 100% of the corporation’s assets. First, at least 75% of the value of ProLogis’ total assets must be represented by interests in real property, interests in mortgages on real property, shares in other real estate investment trusts, cash, cash items, and government securities, and qualified temporary investments. Second, although the remaining 25% of ProLogis’ assets generally may be invested without restriction.

ProLogis is prohibited from owning securities representing more than 10% of either the vote or value of the outstanding securities of any issuer other than a qualified real estate investment trust subsidiary, another real estate investment trust or a taxable REIT subsidiary. Further, no more than 20% of the value of ProLogis’ total assets may be represented by securities of one or more taxable REIT subsidiaries, and no more than 5% of the value of ProLogis’ total assets may be represented by securities of any non-government issuer other than a taxable REIT subsidiary.

As discussed above, ProLogis generally may not own more than 10% by vote or value of any one issuer’s securities and no more than 5% of the value of the total assets of ProLogis generally may be represented by the securities of any issuer. If ProLogis fails to meet either of these tests at the end of any quarter and such failure is not cured within 30 days thereafter, ProLogis would fail to qualify as a real estate investment trust. After the 30-day cure period, ProLogis could dispose of sufficient assets to cure such a violation that does not exceed the lesser of 1% of ProLogis’ assets at the end of the relevant quarter or $10,000,000 if the disposition occurs within 6 months after the last day of the calendar quarter in which ProLogis identifies the violation. For violations of these tests that are larger than this amount and for violations of the other asset tests described above, where such violations are due to reasonable cause and not willful neglect, ProLogis can avoid disqualification as a real estate investment trust, after the 30-day cure period, by taking steps including the disposition of sufficient assets to meet the asset test (within 6 months after the last day of the calendar quarter in which ProLogis identifies the violation) and paying a tax equal to the greater of $50,000 or an amount determined (pursuant to Treasury regulations) by multiplying the highest corporate tax rate by the net income generated by the non-qualifying assets for the period beginning on the first date of the failure to meet the tests and ending on the date that ProLogis disposes of the assets or otherwise satisfies the asset tests.

Gross income tests

There are currently two separate percentage tests relating to the sources of ProLogis’ gross income that must be satisfied for each taxable year. For purposes of these tests, where ProLogis invests in a partnership or limited liability company taxed as a partnership or disregarded entity, ProLogis will be treated as receiving its share of the income and loss of the partnership or limited liability company, and the gross income of the partnership or limited liability company will retain the same character in the hands of ProLogis as it has in the hands of the partnership or limited liability company. The two tests are as follows:

1. The 75% Gross Income Test.  At least 75% of ProLogis’ gross income for the taxable year must be “qualifying income.” Qualifying income generally includes:

(1) rents from real property, except as modified below;

(2) interest on obligations secured by mortgages on, or interests in, real property;

(3) gains from the sale or other disposition of “non-dealer property,” which means interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of ProLogis’ trade or business;

(4) dividends or other distributions on shares in other real estate investment trusts, as well as gain from the sale of such shares;

(5) abatements and refunds of real property taxes;

(6) income from the operation, and gain from the sale, of “foreclosure property,” which means property acquired at or in lieu of a foreclosure of the mortgage secured by such property;

(7) commitment fees received for agreeing to make loans secured by mortgages on real property, or to purchase or lease real property; and

(8) certain qualified temporary investment income attributable to the investment of new capital received by ProLogis in exchange for its shares or certain publicly offered debt, which income is received or accrued during the one-year period following the receipt of such capital.

Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% or the 95% gross income test described below, if ProLogis, or an owner of 10% or more of ProLogis, directly or constructively owns 10% or more of such tenant, unless the tenant is a taxable REIT subsidiary of ProLogis and certain other requirements are met with respect to the real property being rented. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property or as interest income for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, ProLogis generally must not furnish or render services to tenants, other than through a taxable REIT subsidiary, or an “independent contractor” from whom ProLogis derives no income, except that ProLogis may directly provide services that are “usually or customarily rendered” in connection with the rental of properties for occupancy only, or are not otherwise considered “rendered to the occupant for his convenience.” A real estate investment trust is permitted to render a de minimis amount of impermissible services to tenants, or in connection with the management of property, and still treat amounts received with respect to that property (other than the amounts attributable to the provision of the de minimis impermissible services) as rent from real property. The amount received or accrued by the real estate investment trust during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the real estate investment trust directly or indirectly from the property. If this 1% threshold is exceeded, none of the amounts received with respect to that property will qualify as rent from real property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the real estate investment trust in furnishing or rendering the service or providing the management or operation. Furthermore, ProLogis may furnish such impermissible services to tenants through a taxable REIT subsidiary and still treat amounts otherwise received with respect to the property as rent from real property.

2. The 95% Gross Income Test.  In addition to deriving 75% of its gross income from the sources listed above, at least 95% of ProLogis’ gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends, other than on real estate investment trust shares, and interest on any obligations not secured by an interest in real property are included for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any income from a hedging transaction that is clearly and timely identified and hedges indebtedness incurred or to be incurred to acquire or carry real estate assets will not constitute gross income, rather than being treated as qualifying income or non-qualifying income, for purposes of the 95% gross income test. Income from a hedging transaction that does not meet these requirements will be treated as non-qualifying income for purposes of the 95% gross income test.

For purposes of determining whether ProLogis complies with the 75% and 95% gross income tests, gross income does not include income from prohibited transactions. A “prohibited transaction” is a sale of property held primarily for sale to customers in the ordinary course of a trade or business, excluding foreclosure property (described below), unless such property is held by ProLogis for at least four years and other requirements relating to the number of properties sold in a year, their tax bases, and the cost of improvements made to the property are satisfied. See “— Taxation of ProLogis — General.”

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a real estate investment trust as a result of the real estate investment trust having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the real estate investment trust and secured by the property, (ii) for which the related loan or lease was made, entered into or acquired by the real estate investment trust at a time when default was not imminent or anticipated and (iii) for which such real estate investment trust makes an election to treat the property as foreclosure property. Real estate investment trusts generally are subject to tax at the maximum corporate tax rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% penalty tax on gains from prohibited transactions described below, even if the property was held primarily for sale to customers in the ordinary course of a trade or business.

Even if ProLogis fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a real estate investment trust for such year if it is entitled to relief under provisions of the Internal Revenue Code. These relief provisions, as modified by the 2004 Act, will generally be available if:

(1) following ProLogis’ identification of the failure, it files a schedule with a description of each item of gross income that caused the failure in accordance with regulations prescribed by the Treasury; and

(2) ProLogis’ failure to comply was due to reasonable cause and not due to willful neglect.

If these relief provisions apply, however, ProLogis will nonetheless be subject to a special tax upon the greater of the amount by which it fails either the 75% or 95% gross income test for that year.

Annual distribution requirements

In order to qualify as a real estate investment trust, ProLogis is required to make distributions, other than capital gain dividends, to its shareholders each year in an amount at least equal to the sum of 90% of ProLogis’ real estate investment trust taxable income, computed without regard to the dividends paid deduction and real estate investment trust net capital gain, plus 90% of its net income after tax, if any, from foreclosure property, minus the sum of some items of excess non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before ProLogis timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that ProLogis does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its real estate investment trust taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. A real estate investment trust is permitted, with respect to undistributed net long-term capital gains it received during the taxable year, to designate in a notice mailed to shareholders within 60 days of the end of the taxable year, or in a notice mailed with its annual report for the taxable year, such amount of such gains which its shareholders are to include in their taxable income as long-term capital gains. Thus, if ProLogis made this designation, the shareholders of ProLogis would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by ProLogis and ProLogis would have to pay the tax on such gains within 30 days of the close of its taxable year. Each shareholder of ProLogis would be deemed to have paid such shareholder’s share of the tax paid by ProLogis on such gains, which tax would be credited or refunded to the shareholder. A shareholder would increase his, her or its tax basis in his, her or its ProLogis shares by the difference between the amount of income to the holder resulting from the designation less the shareholder’s credit or refund for the tax paid by ProLogis.

ProLogis intends to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible that ProLogis may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing ProLogis’ real estate investment trust taxable income on the other hand. To avoid any problem with the 90% distribution requirement, ProLogis will closely monitor the relationship between its real estate investment trust taxable income and cash flow and, if necessary, intends to borrow funds in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

ProLogis generally must make distributions during the taxable year to which they relate. ProLogis may pay dividends in the following year in two circumstances. First, ProLogis may declare and pay dividends in the following year if the dividends are declared before it timely files its tax return for the year and if it pays the dividends before the first regular dividend payment made after such declaration. Second, if ProLogis declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, it will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. To the extent that ProLogis does not distribute all of its net capital gain or if it distributes at least 90%, but less than 100% of its real estate investment trust taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

If ProLogis fails to meet the 90% distribution requirement as a result of an adjustment to ProLogis’ tax return by the Internal Revenue Service, or if ProLogis determines that it has failed to meet the 90% distribution requirement in a prior taxable year, ProLogis may retroactively cure the failure by paying a “deficiency dividend,” plus applicable penalties and interest, within a specified period.

Tax aspects of ProLogis’ investments in partnerships

A portion of ProLogis’ investments are owned through various partnerships. ProLogis will include its proportionate share of (i) each partnership’s income, gains, losses, deductions and credits for purposes of the various real estate investment trust gross income tests and in its computation of its real estate investment trust taxable income and (ii) the assets held by each partnership for purposes of the real estate investment trust asset tests.

ProLogis’ interest in the partnerships involves special tax considerations, including the possibility of a challenge by the Internal Revenue Service of the status of the partnerships as partnerships, as opposed to associations taxable as corporations, for U.S. federal income tax purposes. If a partnership were to be treated as an association, such partnership would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of ProLogis’ assets and items of gross income would change, which may preclude ProLogis from satisfying the real estate investment trust asset tests and may preclude ProLogis from satisfying the real estate investment trust gross income tests. See “— Failure to qualify” below, for a discussion of the effect of ProLogis’ failure to meet such tests.

Failure to qualify

If ProLogis fails to qualify for taxation as a real estate investment trust in any taxable year and relief provisions do not apply, ProLogis will be subject to tax, including applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to shareholders in any year in which ProLogis fails to qualify as a real estate investment trust will not be deductible by ProLogis, nor generally will they be required to be made under the Internal Revenue Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and subject to limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, ProLogis also will be disqualified from re-electing taxation as a real estate investment trust for the four taxable years following the year during which qualification was lost.

In the event that ProLogis fails to satisfy one or more requirements for qualification as a real estate investment trust, other than the 75% and the 95% gross income tests and other than the asset tests, each of which is subject to the cure provisions described above, ProLogis will retain its real estate investment trust qualification if (i) the violation is due to reasonable cause and not willful neglect and (ii) ProLogis pays a penalty of $50,000 for each failure to satisfy the provision.

Taxation of ProLogis’ shareholders

Taxation of U.S. shareholders

As long as ProLogis qualifies as a real estate investment trust, distributions made to ProLogis’ U.S. shareholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary dividends and will not be eligible for the dividends-received deduction for corporations. Ordinary dividends will be taxable to ProLogis’ U.S. shareholders as ordinary income, except that prior to January 1, 2011, such dividends will be taxed at the rate applicable to long-term capital gains to the extent that such dividends are attributable to dividends received by ProLogis from non-real estate investment trust corporations (such as taxable REIT subsidiaries) or are attributable to income upon which ProLogis has paid corporate income tax (e.g., to the extent that ProLogis distributes less than 100% of its taxable income). Distributions and undistributed amounts that are designated as capital gain dividends will be taxed as long-term capital gains, to the extent they do not exceed ProLogis’ actual net capital gain for the taxable year, without regard to the period for which the shareholder has held his, her or its shares. However, corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. To the extent that ProLogis makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder, reducing the tax basis of a shareholder’s shares by the amount of such distribution, but not below zero, with distributions in excess of the shareholder’s tax basis taxable as capital gains, if the shares are held as a capital asset. In addition, any dividend declared by ProLogis in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by ProLogis and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by ProLogis during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of ProLogis. Instead, ProLogis will generally carry over these losses for potential offset against its future taxable income. U.S. federal income tax rules may also require that minimum tax adjustments and preferences be apportioned to ProLogis shareholders.

In general, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss, to the extent of distributions from ProLogis required to be treated by such shareholder as long-term capital gains. In addition, under the so-called “wash sale” rules, all or a portion of any loss that a shareholder realizes upon a taxable disposition of ProLogis common shares may be disallowed if the shareholder purchases other common stock within 30 days before or after the disposition. A non-corporate taxpayer may deduct capital losses not offset by capital gains against ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Gain from the sale or exchange of shares held for more than one year is taxed as long-term capital gain. Net long-term capital gains of non-corporate taxpayers are taxed at a maximum capital gain rate of 15% for sales or exchanges occurring prior to January 1, 2011 (and 20% for sales or exchanges occurring thereafter). Pursuant to Internal Revenue Service guidance, ProLogis may classify portions of its capital gain dividends as gains eligible for the 15% (or 20%) maximum capital gains rate or as unrecaptured Internal Revenue Code Section 1250 gain taxable at a maximum rate of 25%.

Shareholders of ProLogis should consult their tax advisors with respect to taxation of capital gains and capital gain dividends and with regard to state, local and foreign taxes on capital gains.

Taxable distributions that ProLogis pays and gain from the disposition of its common shares will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the shareholder is a limited partner, against such income or gain. In addition, taxable distributions that ProLogis pays and gain from the disposition of its common shares generally will be treated as investment income for purposes of the investment interest limitations. ProLogis will notify shareholders after the close of its taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

If a U.S. shareholder recognizes a loss upon a subsequent disposition of ProLogis’ common shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the Internal Revenue Service. While these regulations are directed towards “tax shelters,” they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of ProLogis’ common shares, or transactions that might be undertaken directly or indirectly by ProLogis. Moreover, you should be aware that ProLogis and other participants in transactions involving ProLogis (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Information and reporting and backup withholding

ProLogis will report to its U.S. shareholders and to the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any, with respect to the paid distributions. Under the backup withholding rules, a shareholder may be subject to backup withholding at applicable rates with respect to distributions paid unless such shareholder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide ProLogis with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be credited against the shareholder’s income tax liability. In addition, ProLogis may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to ProLogis.

Taxation of tax-exempt shareholders

The Internal Revenue Service has issued a revenue ruling in which it held that amounts distributed by a real estate investment trust to a tax-exempt employees’ pension trust do not constitute unrelated business taxable income. Subject to the discussion below regarding a “pension-held real estate investment trust,” based upon the ruling, the analysis in the ruling and the statutory framework of the Internal Revenue Code, distributions by ProLogis to a shareholder that is a tax-exempt entity should also not constitute unrelated business taxable income, provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Internal Revenue Code, and that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and that ProLogis, consistent with its present intent, does not hold a residual interest in a real estate mortgage investment conduit. Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from ProLogis as unrelated business taxable income.

However, if any pension or other retirement trust that qualifies under Section 401(a) of the Internal Revenue Code holds more than 10% by value of the interests in a “pension-held real estate investment trust” at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such real estate investment trust may constitute unrelated business taxable income. For these purposes, a “pension-held real estate investment trust” is defined as a real estate investment trust if such real estate investment trust would not have qualified as a real estate investment trust but for the provisions of the Internal Revenue Code which look through such a qualified pension trust in determining ownership of stock of the real estate investment trust and at least one qualified pension trust holds more than 25% by value of the interests of such real estate investment trust or one or more qualified pension trusts, each owning more than a 10% interest by value in the real estate investment trust, hold in the aggregate more than 50% by value of the interests in such real estate investment trust. ProLogis believes that it is not a “pension-held real estate investment trust.”

Taxation of foreign shareholders

Distributions of cash generated by ProLogis’ real estate operations, but not by its sale or exchange of such properties, that are paid to foreign persons generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and the foreign shareholder files an Internal Revenue Service Form W-8BEN with ProLogis or unless the foreign shareholder files an Internal Revenue Service Form W-8ECI with ProLogis claiming that the distribution is “effectively connected” income. Under applicable Treasury regulations, foreign shareholders generally have to provide the Internal Revenue Service Form W-8ECI or Form W-8BEN beginning January 1, 2000 and every three years thereafter unless the information on the form changes before that date. If a distribution is treated as effectively connected with a foreign shareholder’s conduct of a U.S. trade or business, the foreign shareholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed on distributions, and also may be subject to the 30% branch profits tax in the case of a foreign shareholder that is a corporation.

A foreign shareholder will not incur tax on a distribution in excess of ProLogis’ current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted tax basis of the shareholder’s common shares. Instead, the excess portion of the distribution will reduce the foreign shareholder’s adjusted tax basis for its common shares. A foreign shareholder will be subject to tax on a distribution that exceeds both ProLogis’ current and accumulated earnings and profits and the adjusted tax basis for its common shares, if the foreign shareholder otherwise would be subject to tax on gain from the disposition of its common shares as described herein. Because ProLogis generally cannot determine at the time it makes a distribution whether or not the distribution will exceed its current and accumulated earnings and profits, it generally will withhold tax on the entire amount of any distribution at the same rate at which it would withhold on a dividend. However, a foreign shareholder may obtain a refund of amounts that ProLogis withholds if it is subsequently determined that a distribution was in excess of ProLogis’ current and accumulated earnings and profits.

Distributions of proceeds attributable to the sale or exchange by ProLogis of U.S. real property interests are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Tax Act of 1980, (“FIRPTA”). Under FIRPTA, gains are considered effectively connected with a U.S. trade or business of the foreign shareholder and are taxed at the normal graduated rates applicable to U.S. shareholders. Moreover, gains may be subject to branch profits tax in the hands of a shareholder that is a foreign corporation if it is not entitled to treaty relief or exemption. However, distributions of proceeds attributable to the sale or exchange by ProLogis of U.S. real property interests will not be subject to tax under FIRPTA or the branch profits tax, and will instead be taxed in the same manner as distributions of cash generated by ProLogis’ real estate operations other than the sale or exchange of properties (as described above) if (i) the distribution is made with regard to a class of shares that is regularly traded on an established securities market in the United States and (ii) the recipient shareholder does not own more than 5% of that class of shares at any time during the year within which the distribution is received. ProLogis is required by applicable Treasury regulations to withhold 35% of any distribution to a foreign person owning more than 5% of the relevant class of shares that could be designated by ProLogis as a capital gain dividend; this amount is creditable against the foreign shareholder’s FIRPTA tax liability.

ProLogis will qualify as a “domestically controlled qualified investment entity” so long as it qualifies as a real estate investment trust and less than 50% in value of its shares is held by foreign persons, for example, nonresident aliens and foreign corporations, partnerships, trust and estates. It is currently anticipated that ProLogis will qualify as a domestically controlled qualified investment entity. Under these circumstances, except as described in the next sentence, gain from the sale of the shares by a foreign person should not be subject to U.S. taxation, unless such gain is effectively connected with such person’s U.S. trade or business or, in the case of an individual foreign person, such person is present within the U.S. for 183 days or more in such taxable year. Even if ProLogis is a domestically controlled qualified investment entity, upon a foreign shareholder’s disposition of its common shares (subject to the 5% exception applicable to “regularly traded” shares described below), such foreign shareholder may be treated as having taxable gain from the sale or exchange of a U.S. real property interest (within the meaning of FIRPTA) if the foreign shareholder (i) disposes of ProLogis’ common shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a U.S. real property interest (within the meaning of FIRPTA) and (ii) acquires, or enters into a contract or option to acquire, other common shares of ProLogis within 30 days after such ex-dividend date.

In the event that ProLogis does not constitute a domestically controlled qualified investment entity, a foreign shareholder’s sale of his, her or its common shares nonetheless will generally not be subject to tax under FIRPTA as a sale of a U.S. real property interest (within the meaning of FIRPTA) provided that (i) ProLogis’ common shares are “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market and (ii) the selling foreign shareholder held (taking into account constructive ownership rules) 5% or less of ProLogis’ outstanding common shares at all times during a specified testing period. If gain on a foreign shareholder’s sale of ProLogis’ common shares were subject to taxation under FIRPTA, the foreign shareholder would be subject to the same treatment as a U.S. shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, the purchaser of the common shares could be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

The U.S. federal income taxation of foreign shareholders is a highly complex matter that may be affected by many other considerations. Accordingly, foreign investors in ProLogis should consult their own tax advisors regarding the income and withholding tax considerations with respect to their investment in ProLogis.

Tax Rates

Long-term capital gains and “qualified dividends” received by an individual are generally subject to U.S. federal income tax at a maximum rate of 15%. Because ProLogis is not generally subject to U.S. federal income tax on the portion of its real estate investment trust taxable income or capital gains distributed to its shareholders, ProLogis’ dividends generally are not eligible for the 15% maximum tax rate on dividends. As a result, ProLogis’ ordinary real estate investment trust dividends continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% maximum tax rate for long-term capital gains and qualified dividends generally applies to:

•	a shareholder’s long-term capital gains, if any, recognized on the disposition of ProLogis shares;

•	ProLogis’ distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to a 25% tax rate);

•	ProLogis’ distributions attributable to dividends received by ProLogis from non-real estate investment trust corporations, such as taxable REIT subsidiaries; and

•	ProLogis’ distributions to the extent attributable to income upon which ProLogis has paid corporate income tax (e.g., to the extent that ProLogis distributes less than 100% of its taxable income).

Without future congressional action, the maximum tax rate on long-term capital gains will increase to 20% in 2011, and the maximum rate on dividends will increase to 39.6% in 2011.

Other Tax Considerations

Investments in taxable REIT subsidiaries

Several ProLogis subsidiaries have made timely elections to be treated as taxable REIT subsidiaries of ProLogis. As taxable REIT subsidiaries of ProLogis, these entities will pay federal and state income taxes at the full applicable corporate rates on their income prior to payment of any dividends. ProLogis’ taxable REIT subsidiaries will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent a taxable REIT subsidiary of ProLogis is required to pay federal, state or local taxes, the cash available for distribution by such taxable REIT subsidiary to its shareholders, including ProLogis, will be reduced accordingly.

Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of activities that cannot be performed directly by real estate investment trusts without jeopardizing their real estate investment trust status. Taxable REIT subsidiaries are subject to limitations on the deductibility of payments made to the associated real estate investment trust that could materially increase the taxable income of the taxable REIT subsidiary and are subject to prohibited transaction taxes on certain other payments made to the associated real estate investment trust. ProLogis will be subject to a tax of 100% on the amount of any rents from real property, deductions or excess interest that would be reapportioned under Section 482 of the Internal Revenue Code to one of its taxable REIT subsidiaries in order to more clearly reflect income of the taxable REIT subsidiary.

Under the taxable REIT subsidiary provision, ProLogis and any taxable entity in which ProLogis owns an interest are allowed to jointly elect to treat such entity as a “taxable REIT subsidiary.” In addition, if any of ProLogis’ taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of an entity treated as a corporation for tax purposes, that subsidiary will also automatically be treated as a taxable REIT subsidiary of ProLogis. As described above, taxable REIT subsidiary elections have been made for certain entities in which ProLogis owns an interest. Additional taxable REIT subsidiary elections may be made in the future for additional entities in which ProLogis owns an interest.

Tax on built-in gain

ProLogis has previously acquired assets from taxable C-corporations in carry-over basis transactions, and may acquire additional assets in such manner in the future. As a result of such acquisitions, ProLogis could be liable for specified liabilities that are inherited from such C-corporations. If ProLogis recognizes gain on the disposition of such assets during the 10-year period beginning on the date on which such assets were acquired by ProLogis, then to the extent of such assets’ “built-in gains” (in other words, the excess of the fair market value of such assets at the time of the acquisition by ProLogis over the adjusted basis of such assets, determined at the time of such acquisition), ProLogis will be subject to tax on such gain at the highest corporate rate applicable. The results described above with respect to the recognition of built-in gain assume that the C-corporation whose assets are acquired does not make an election to recognize such built-in gain at the time of such acquisition.

Affiliated real estate investment trust

Palmtree Acquisition Corporation is a corporate subsidiary of ProLogis which intends to qualify as a real estate investment trust for U.S. federal income tax purposes. Palmtree Acquisition Corporation therefore needs to satisfy the real estate investment trust tests discussed in this prospectus. The failure of Palmtree Acquisition Corporation to qualify as a real estate investment trust could cause ProLogis to fail to qualify as a real estate investment trust because ProLogis would then own more than 10% of the securities of an issuer that was not a real estate investment trust, a qualified real estate investment trust subsidiary or a taxable REIT subsidiary. ProLogis believes that Palmtree Acquisition Corporation has been organized and operated in a manner that will permit it to qualify as a real estate investment trust. As a real estate investment trust, Palmtree Acquisition Corporation will be subject to the built-in gain rules discussed in the section entitled “— Tax on built-in gain” above. Palmtree Acquisition Corporation is the successor of Catellus Development Corporation, which was a C-corporation that elected to be treated as a real estate investment trust for U.S. federal income tax purposes effective January 1, 2004. Therefore, Palmtree Acquisition Corporation could be subject to a U.S. federal corporate level tax at the highest regular corporate rate (currently 35%) on any gain recognized within ten years of Catellus Development Corporation’s conversion to a real estate investment trust from the sale of any assets that Catellus Development Corporation held at the effective time of its election to be a real estate investment trust, but only to the extent of the built-in gain based on the fair market value of those assets as of the effective date of the real estate investment trust election. ProLogis does not currently expect Palmtree Acquisition Corporation to dispose of any assets if such disposition would result in the imposition of a material tax liability unless ProLogis can effect a tax-deferred exchange of the property. However, certain assets are subject to third party purchase options that may require Palmtree Acquisition Corporation to sell such assets, and those assets may carry deferred tax liabilities that would be triggered on such sales.

Possible legislative or other actions affecting tax consequences

Prospective shareholders should recognize that the present U.S. federal income tax treatment of an investment in ProLogis may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations of these laws could adversely affect the tax consequences of an investment in ProLogis.

State and local taxes

ProLogis and its shareholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of ProLogis and its shareholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the offered securities of ProLogis.

Foreign taxes

Various ProLogis subsidiaries and entities in which ProLogis and its subsidiaries invest may be subject to taxation in various foreign jurisdictions. Each of the parties will pay any such foreign taxes prior to payment of any dividends. Each entity will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent that any of these entities is required to pay foreign taxes, the cash available for distribution to ProLogis shareholders will be reduced accordingly.

You are advised to consult with your own tax advisor regarding the specific tax consequences to you of the ownership and sales of ProLogis common shares, including the U.S. federal, state, local, foreign, and other tax consequences of such purchase and ownership and of potential changes in applicable tax laws.

USE OF PROCEEDS

The net proceeds from the sale of common shares purchased by the agent directly from ProLogis will be used for the development and acquisition of additional distribution facilities, as suitable opportunities arise, for the repayment of outstanding indebtedness at the time and for working general corporate purposes. ProLogis will not receive any proceeds from purchases of common shares by the agent in the open market or in negotiated transactions with third parties.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330. Such material can also be obtained from the Securities and Exchange Commission’s worldwide web site at http://www.sec.gov. Our outstanding common shares, Series F cumulative redeemable preferred shares of beneficial interest and Series G cumulative redeemable preferred shares of beneficial interest, are listed on the New York Stock Exchange under the symbols “PLD”, “PLD-PRF” and “PLD-PRG”, respectively, and all such reports, proxy statements and other information filed by us with the New York Stock Exchange may be inspected at the New York Stock Exchange’s offices at 20 Broad Street, New York, New York 10005. You can also obtain information about us at our website, http://ir.prologis.com.

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common shares of ProLogis being offered. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from this prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, your attention is directed to the registration statement. Statements made in this prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each case are qualified in all respects by reference to the copy of such document filed with the Securities and Exchange Commission.

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

ProLogis incorporates by reference the documents listed below:

(a) Our annual report on Form 10-K for the year ended December 31, 2005;

(b) Our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

(c) Our periodic reports on Form 8-K filed September 20, 2005, January 10, 2006, March 13, 2006, March 17, 2006, March 21, 2006, March 27, 2006, April 6, 2006, June 2, 2006, July 3, 2006, August 23, 2006, August 29, 2006, September 27, 2006, November 14, 2006 and December 22, 2006; and

(d) The description of our common shares contained or incorporated by reference in ProLogis’ registration statement on Form 8-A filed February 23, 1994.

The Securities and Exchange Commission has assigned file number 1-12846 to the reports and other information that ProLogis files with the Securities and Exchange Commission.

You may request a copy of each of the above-listed ProLogis documents, at no cost, by writing or telephoning ProLogis at the following address or telephone number.

Investor Relations Department
ProLogis
4545 Airport Way
Denver, Colorado 80239
(800) 820-0181
http://ir.prologis.com

All documents subsequently filed by ProLogis pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated herein. This prospectus is not an offer to sell these securities in any state where the offer and sale of these securities is not permitted. The information in this prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this prospectus is required to be delivered, this prospectus will be supplemented or amended.

EXPERTS

The consolidated financial statements and related financial statement schedule of ProLogis as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 and ProLogis management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited historical financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Catellus Development Corporation included on pages 2 and 3 of Exhibit 99.2 of ProLogis’ Current Report on Form 8-K dated September 20, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited interim financial information of ProLogis for the periods ended September 30, 2006 and 2005, June 30, 2006 and 2005, and March 31, 2006 and 2005, incorporated by reference in this prospectus, the independent registered public accounting firm has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in ProLogis’ quarterly reports on Form 10-Q for the quarters ended September 30, 2006, June 30, 2006 and March 31, 2006, incorporated by reference in this prospectus, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountant is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because their report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.

LEGAL MATTERS

The validity of the common shares offered pursuant to this prospectus will be passed on for ProLogis by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

SOURCES OF INFORMATION ON THE PLAN

Enrollment forms, optional cash payment forms, changes in name or address, notices of termination, requests for refunds of payments to purchase common shares, common share certificates or the sale of common shares held in the plan should be directed to, and may be obtained from, and inquiries regarding the distribution reinvestment discount and the optional cash payment discount or any other questions about the plan should be directed to:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Telephone: (800) 956-3378
Web Site: www.computershare.com

EXHIBIT A

REINVESTMENT OF DISTRIBUTIONS

Distribution Record Date	Distribution Payment Date

February 14, 2007	February 28, 2007
May 16, 2007	May 31, 2007
August 16, 2007	August 31, 2007
November 14, 2007	November 30, 2007
February 15, 2008	February 29, 2008
May 15, 2008	May 30, 2008
August 15, 2008	August 29, 2008
November 12, 2008	November 26, 2008

A-1

OPTIONAL CASH PAYMENTS*

2007 Investment Dates	2008 Investment Dates

January 16, 2007	January 16, 2008
January 31, 2007	January 31, 2008
February 14, 2007	February 15, 2008
February 28, 2007	February 29, 2008
March 15, 2007	March 17, 2008
March 30, 2007	March 31, 2008
April 16 2007	April 15, 2008
April 30, 2007	April 30, 2008
May 16, 2007	May 15, 2008
May 31, 2007	May 30, 2008
June 15, 2007	June 16, 2008
June 29, 2007	June 30, 2008
July 16, 2007	July 16, 2008
July 31, 2007	July 31, 2008
August 16, 2007	August 15, 2008
August 31, 2007	August 29, 2008
September 14, 2007	September 15, 2008
September 28, 2007	September 30, 2008
October 17, 2007	October 16, 2008
October 31, 2007	October 31, 2008
November 14, 2007	November 12, 2008
November 30, 2007	November 26, 2008
December 17, 2007	December 17, 2008
December 31, 2007	December 31, 2008

*	If investing by mail, the agent must receive the check at least two business days prior to the desired investment date. If investing online, participants should refer to their confirmation page for the next eligible investment date for online purchases.

A-2

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002CS60299

PROSPECTUS

January 4, 2007